SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 4, 2020

Commission File No.: 001-37911

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Brouwerijplein 1

3000 Leuven, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-223774) AND EACH OF THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-237367), FORM S-8 (FILE NO. 333-231556), FORM S-8 (FILE NO. 333-227335), FORM S-8 (FILE NO. 333-172069), FORM S-8 (FILE NO. 333-171231), FORM S-8 (FILE NO. 333-169272), FORM S-8 (FILE NO. 333-165566), FORM S-8 (FILE NO. 333-165065), FORM S-8 (FILE NO. 333-178664), FORM S-8 (FILE NO. 333-188517), FORM S-8 (FILE NO. 333-192806), FORM S-8 (FILE NO. 333-201386), FORM S-8 (FILE NO. 333-208634) AND FORM S-8 (FILE NO. 333-221808) OF ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited Interim Report for the six-month period ended 30 June 2020

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV
(Registrant)

Dated: August 4, 2020

	By:	/s/ Jan Vandermeersch
		Name:	Jan Vandermeersch
		Title:	Global Legal Director Corporate